CERTIFICATE of QUALIFIED PERSON

I, Dr. Conrad E. Huss, P.E., Ph.D., do hereby certify that:

1. I am currently employed as Senior Vice President and Chairman of the Board by:
   M3 Engineering & Technology Corporation
   2051 W. Sunset Road, Suite 101
   Tucson, Arizona 85704
   U.S.A.

2. I graduated with a degree in Bachelor's of Science in Mathematics and a Bachelor's of Arts in English from the University of Illinois in 1963. I graduated with a Master's of Science in Engineering Mechanics from the University of Arizona in 1968. In addition, I earned a Doctor of Philosophy in Engineering Mechanics from the University of Arizona in 1970.

3. I am a professional engineer in good standing in the State of Arizona in the areas of civil and structural engineering. I am also registered as a professional engineer in the states of California, Illinois, Maine, Minnesota, Missouri, Montana, New Mexico, Oklahoma, Utah, and Wyoming.

4. I have worked as an engineer for over forty years since my graduation from the University of Illinois. I have taught at the University level part-time for five years and as an assistant professor for one year.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I have had prior involvement with the property that is the subject of the Technical Report. I was the principal author for the 2007 Feasibility Study Technical Report and the 2009 Updated Feasibility Study Technical Report.

7. I am responsible for the overall preparation of the "NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA" (the "Technical Report"), dated August 28, 2012, prepared for Augusta Resource Corporation; integrating the mineral resource estimate, mineral reserve estimate, mining methods, geological setting, mineralization, deposit type, exploration, drilling, sample preparation, data verification, and adjacent properties by Moose Mountain Technical Services and mining capital and operating costs by URS Corporation.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th day of August 2012.


Registered Professional Engineer
CERTIFICATE NO.
CONRAD
28 AUG 2012

Signature of Qualified Person

Conrad E. Huss, P.E., Ph.D.
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